Exhibit 99.2

Letter to Shareholders

Investment Environment

While global economic events are not the focus of our day-to-day activities, we sometimes alter our pace of investment or areas of focus based on the macro-economic environment. Our regular activities are instead focused on owning and operating real assets with growing long-term cash flows, at attractive prices with a margin of safety, so that most macro-economic events are as much as possible irrelevant to our long-term underwriting criteria.

Since we last wrote to you, much of the global focus has been on the EU, the Euro, and Greece in particular.  While this is creating uncertainty in the capital markets, we are comforted that the issues are now in the open, and being addressed by the governments in Europe. This bodes well for the long-term stability of the economy, and as a global company, our success partly depends on growth in the global economy.

In the meantime, we believe the current uncertain and volatile environment is positive for our business model as we are able to execute transactions at valuations which should result in strong long-term capital returns. Our position is in contrast to marginal, or start-up companies who are finding it hard (or impossible in today’s environment) to secure capital. This results in fewer sizeable global asset managers to compete with us.

Our stock price, on the other hand, tends to respond to broader economic events and has a tendency to trade in sympathy with the markets. Although we have range traded over the past year, we believe we are building value within the company, and when markets turn more positive, this value should be reflected in the stock price. If not, we will use a portion of our cash resources to execute share repurchases, although at this time, given the vast array of investment options available to us, we have slowed these repurchases.

The single most important advantage we have in this environment is full access to a variety of forms of capital. The first is the permanent public equity base of Brookfield and our affiliates. Totalling over $30 billion, we have invested decades in building relationships with public equity investors.

The second advantage is our institutional relationships with sovereign, pension and institutional funds who invest alongside us. We have built up many relationships with world-class institutional investors that have enabled us to achieve a number of things in the last 24 months which otherwise would not have been possible. We continue to build on these relationships, and develop new ones.

Third, we feel fortunate to have very long-term relationships with a number of well capitalized global financial institutions. In many cases, we have priority relationships, and therefore, we take great care to ensure that the transactions we sponsor are conservatively financed so that all constituents are successful. This inevitably results in us having lower leverage. Consequently, we had very few issues during the past few years, and as a result, our reputation has emerged stronger than before. This has enabled us to enhance our reputation with these institutions as a sponsor, and should allow us to continue to access greater amounts of capital as we require it.

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Operating Results

Property

During the quarter, we continued to see positive leasing results in our global office business and while rental rates have not increased in many markets, leasing activity has recovered. In most of our markets, overall vacancies improved from the start of 2010, which sets a strong base for rental increases once employment begins to rise. As a result of the duration of our leases in place, occupancies in our portfolio are very strong in our major markets in Canada, Australia and the United States. Overall, our portfolio is 95% leased and approximately 4 million square feet of space was leased in the first six months of 2010.

We were repaid at par on a loan which we had purchased at a discount, and which was secured by a number of office properties. This unfortunately did not result in us being able to secure an interest in the portfolio of Washington properties, but did result in a gain on the debt purchase of close to $100 million for our clients and ourselves. We also recently sold two smaller office properties in the southern U.S. and an office building in Montreal. All of these were sold at attractive yields and substantial gains over their purchase prices. Despite the malaise in the general markets, well leased office and multi-family properties are being sought after at attractive yields to sellers.  We expect to capitalize on these continuing trends.

On the other hand, our acquisitions have largely been focused on property restructurings and on acquiring properties which generate no current income due to large vacancies. These properties are being disposed of by distressed sellers at substantial discounts to replacement costs. It is clearly a tale of two markets and we are therefore both buyers and sellers at this time. For example, we recently purchased a vacant, recently constructed 200,000 square foot office property in Dallas at 50% of its replacement cost. And while it is vacant, we believe we can convert it into an income producing property delivering substantial value enhancement to us.

Over the past two years, through foreclosure or distressed purchase, we acquired over 6,000 multi-family apartment units in the U.S.  Through a bankruptcy process, we also recently purchased a 65% interest in a large multi-family operating business called Fairfield Residential. Fairfield acquires, entitles, develops and manages multi-family apartments in the U.S.  Fairfield currently manages approximately 55,000 apartment units and we intend to utilize this platform to expand these operations with a number of our clients who are interested in owning these types of assets, which traditionally have earned stable long-term returns.

In our land development and homebuilding operations, the markets are similar to where they were at the start of the year. In Canada, markets are good, in Brazil they are very strong and in the U.S. they are slowly recovering.

Renewable Power

Our renewable power operations this quarter were affected by low water levels in the northeastern region of North America and, in particular, a record dry spell in Ontario. Our hydro power cash flows, as you will recall, are affected by marketplace volatility (although this is largely mitigated through long-term power sales contracts) and by water levels, which are essentially uncontrollable.

When assessing our hydro power business we look at long-term average hydrology, which we believe is a very effective proxy for future long-term water levels. We have had some very good recent years, and I am sure in the future will have some further good years. Unfortunately, statistically we were due for a low period, and we have had one over the last six months. The good news is that precipitation levels have recently recovered, leading us to expect average generation for the balance of the year.

With respect to price, our realized prices on our conventional hydro portfolio increased 19% from the same period in 2009 to $83 per megawatt hour as a result of long-term contracts signed last year, improving wholesale markets, and the conversion of our foreign operations at higher exchange rates in 2010.

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We continue to advance construction of a 50 megawatt wind project in southern Ontario which will sell its output to the Ontario government over the next 20 years. The project’s access roads and foundations have all been completed, and we are in the midst of installing the 22 turbines that will comprise the final project. We also recently signed two other long-term contracts to build a further 267 megawatts of wind power. The first project is a 165 megawatt project in Ontario which secured a 20-year power purchase agreement with the Government of Ontario, and the second is a 102 megawatt project with a 20-year contract with Pacific Gas and Electric Company in California, subject to approval of regulatory authorities.

In Brazil, we launched development of two new hydro plants totalling 48 megawatts and have a number of others in the feasibility stage. We also advanced our 45 megawatt run-of-the-river hydro project in British Columbia and announced the start of feasibility work on a 250 megawatt hydro project in Saskatchewan.

Infrastructure

In our infrastructure operations, cash flows from each of our businesses are generally on track with our expectations. The port operations continue to generate year-over-year positive comparisons, although a big part of this is the result of the lows experienced a year ago. Improving economic activity in many of our markets is also resulting in a stronger backlog of attractive organic investment opportunities.

We are negotiating an expansion and upgrade of our rail lines in Western Australia which will increase the capacity of a major portion of our rail lines to carry iron-ore from new mining projects that are located nearby.

We expect approval of an enhanced five-year tariff contract at our major Australian coal terminal, and we also recently announced the first phase of an expansion of our UK port facility to ultimately double its annual throughput capacity.

Market conditions for our timber operations have improved but selling prices for the majority of our products are not yet at long-term averages. As a result, we are continuing to constrain our harvest levels to preserve value, and therefore cash flows for the short term do not reflect the earnings potential of these assets.

As a further indication of global recovery, our infrastructure and property construction business has begun to increase its order book as both expansions and new builds for hospitals, schools and property developments get put back on the drawing board. This is being seen in all of our operations in the UK, Australia, Brazil and the Middle East.

Capital

During the quarter, we completed a number of public market transactions to recycle capital from the sale of assets, hoping to reinvest this capital at exceptional value in future transactions. And, while none of these are particularly meaningful on their own, they do indicate the slow return of the capital markets.

We sold $150 million Norbord shares, $170 million of shares of our Canadian renewable power company, three fully leased office properties in Canada and the United States, and a ±400,000 square foot signature office development on Avenue Faria Lima in São Paulo for US$350 million or close to approximately US$900 per square foot, which is among the highest prices per square foot paid for an office building in Brazil. This site was purchased two years ago, and we will complete construction over the next 18 months. This sale is reflective of both the premier location of the site, and Brazil’s continued renaissance.

Global Property Reorganization

We recently announced a reorganization of our global office business which will result in the transfer of our office assets owned outside of Brookfield Properties (“BPO”) into 50% owned Brookfield Properties. Our goal in doing this is to have all of our premier office property investments and operations conducted in one entity. Our office business, as distinct from some others, is focused on providing high quality space to global corporations in major gateway cities. Our strategic advantage is our relationships with major corporations (global financial firms, accounting firms, consultants, oil companies, etc.), and our reputation for providing quality environments for them to house their people, as well as our ability to deliver on their expectations. Ric Clark and his team at BPO have done an incredible job differentiating the Brookfield Office brand in North America with our clients, and we believe that they will be able to earn outsized returns in other select markets across the globe by applying the same strategy.

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Furthermore, we believe that over the next five years as this strategy plays out, BPO will be transformed into the global security in the capital markets for those who wish to invest in the office business, as a result of BPO owning one of the premier office portfolios in each of the U.S., Canada and Australia, and the genesis of a business in the UK.

In simple terms, we will sell an interest in our core long-term office portfolio in Australia to BPO for cash and the assumption of the existing debt on the properties. In the longer term, these assets may form the basis of an Australian listed or unlisted entity, or may be funded by BPO through the sale of interests in assets.

We have further agreed that we will support BPO in disposing of its residential business to its shareholders so that when these transactions are completed, BPO will have divested itself of its residential business which no longer fits with the strategic direction of BPO.

Our intention is to combine BPO’s residential business into Brookfield Homes, which will then contain all of our North American residential businesses. We are undertaking this transaction to create a first class North American master-planned developer and homebuilder. Our thesis is that when the residential markets improve over the next few years, this combined entity will thrive. On the other hand, in the short-term we will be able to integrate these businesses and benefit from best-in-class operating skills across the platform.

As a result of these strategic transactions, our property investments will be conducted through four fully integrated flagship real estate platforms, three which will be publicly traded, and one privately run: Brookfield Office Properties (BPO: NYSE, TSX); Brookfield Residential (BHS: NYSE) for land development and homebuilding; General Growth (GGP: NYSE) for retail shopping malls; and our privately held Opportunity Fund for opportunistic investing.  Each one of the public entities will have full access to the public markets and all of the platforms will benefit from our institutional client relationships to augment their financial resources and give them a competitive advantage over similar stand-alone entities.

General Growth

General Growth Properties (“GGP”) expects to emerge from bankruptcy in the fall of this year when our investor group will make a substantial investment in GGP. We will own approximately 30% of GGP upon the company’s emergence from bankruptcy.

As we see it, GGP has one of the few great retail franchises in the United States. The company has ±175 major regional shopping malls – approximately 20% of the regional malls in the U.S., of which at least 100 are extremely high quality, and at least 25 among the very best. As with all companies, there are also some properties which are underperforming. Some have been disposed of as part of the bankruptcy process, the balance we will work to re-establish in the retail marketplace.

Our goal for GGP over the next 10 years is to achieve the following:

1)	Stabilize the operations and re-energize GGP as the finest operating platform for retail shopping malls in the U.S.;

2)	Dispose of non-core assets when opportunities arise to maximize value from these assets as the retail markets recover;

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3)	Introduce institutional clients into partial direct interests in assets, in order to leverage our returns; and

4)
Utilize excess cash to reduce debt levels over time, while retaining the balance of the cash to reinvest into redeveloping and intensifying assets, repurchasing shares, and expanding the franchise internationally.

This should enable us to achieve attractive results in a stable to moderate retail environment, but should the U.S. market normalize over the next 10 years, returns should be even stronger.

There are two main issues on GGP which a number of shareholders have asked us about recently which we thought it worthwhile to address. The first is the leverage level of GGP, and the second is the free float of shares traded in the market after it emerges from bankruptcy.

On leverage, we believe that this bankruptcy process has established an exceptional capital structure, providing all the benefits of appropriate leverage, but with substantially diminished risk that is typically associated with financial leverage. First, a majority of the debt has been established as property specific, and without recourse to the parent company. That means any debt difficulties at a particular property will not impact the company as a whole. Second, the debt has been extended such that GGP will have the longest dated debt maturity profile of any of its peers. Third, the cost of the debt averages only 5.4%, which is readily serviceable by the ±175 regional malls that will remain in GGP. Finally, because this company generates substantial excess cash flow, the debt will be paid down over time from internal resources, and merely by virtue of this fact, GGP will likely become an investment grade company within two to three years, well before any material amounts of debt mature.

The most important part of this reorganization is that very seldom can one raise approximately $20 billion of debt on a low-risk basis, and on favourable terms to the borrower. This results from the fact that our capital infusion is being used to prepay the majority of GGP’s corporate indebtedness. Post bankruptcy, GGP will emerge with a strong capital structure, one that will protect our equity investment, but create excess returns for shareholders as the economy continues to recover and the market for retail properties improves.

With respect to free float, there will be a substantial number of shares in the marketplace to be purchased by investors. At regularized trading multiples of similar companies, the traded value of the company will be ±$15 billion and the float in the range of ±$8 billion, larger than most of the REITS in the United States. We believe that this entity will be highly attractive for investors who wish exposure to the retail shopping mall industry, and we think it will find a spot in the capital market portfolios of many investors.

U.S. Office Fund

During the first half of the year, we repurchased at a discount to face value approximately $570 million of mezzanine debt in our U.S. Office Fund. As a result, we have now pre-funded the equity deleveraging we might have otherwise required in order to refinance this portfolio. We also recently worked out arrangements with our partners in this fund, so we are now able to refinance the properties on a more conventional basis over the next 12 months.

Our properties in this portfolio have performed well over the past four years and, while capitalization rates have increased since purchase, cash flows have grown substantially. With the two largely offsetting each other, and with our recent bond repurchases being turned into a future equity investment, this should ensure we can establish investment grade financing on each of these properties.

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Brazilian Residential Operations

One of the most exciting areas of our operations continues to be Brazil. This applies to all of our operations in that country, but in particular to our residential operations. Sales in the last three months were extremely positive, with 2010 set to be a record year based on a strong economy and continued wealth creation in the middle class.

With an enormously under-served market, we cannot build condominiums quickly enough to satisfy the demand. As an example, we recently launched a project in our mid-west market, in Brasilia, where we sold approximately 1,100 of the 1,700 units or 65% upon launch. Sales of residential units during the quarter approached a record US$250 million, which speaks to the strength of this market.

Investment Returns and AUM

Performance of our investment funds has been strong in the first half of 2010. This has enabled us to continue to attract capital from clients for virtually all of our businesses, but in particular for direct infrastructure and real estate mandates. We have continued to add assets under management in the first six months in both our direct institutional business and our listed mandates. We believe that we are also on the preferred list for many other mandates and continue to establish ourselves as one of the global asset managers of choice for property, power and infrastructure assets.

We closed approximately $500 million of new private capital raising into various investment funds during the quarter including the final close of our real estate fund at $600 million, which will invest alongside our ±$5.0 billion real estate protocol program. In total, in the first six months of 2010, we closed approximately $1 billion of third-party commitments into our private funds from institutional investors in Europe, the Middle East, North America and South America.

We feel fortunate with the above success, in particular given that the overall private fundraising market for private equity continues to be slow. On a global basis, approximately $40 billion was raised for private equity funds and $7 billion for real estate funds, the lowest levels since 2004.

We expect the positive trend in raising private capital to continue, as both our track record and our strategies are further understood by institutional clients, and as the broader fundraising market for private capital improves.

Board Changes

Our continued international expansion and commitment to maintaining best-in-class governance has led us to make two important board changes.

The first change involves our infrastructure operations, as we continue to integrate our existing global operations and pursue expansion opportunities.  We have established a Global Infrastructure Advisory Board to assist us in the further development of this business.  Bob Harding, who has been Chairman of Brookfield for many years and will remain on the Brookfield board, has agreed to spearhead this important effort.

In order to accommodate the above, Frank McKenna, who has served as our Lead Independent Director for a number of years, was appointed Chairman of the board of Brookfield.  We feel fortunate to have Frank as our new Chairman and with a distinguished career that has included serving as the Canadian Ambassador to the United States and the Premier of the Province of New Brunswick, we think Frank will be able to assist us in many ways.

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Summary

We remain committed to being a world-class asset manager and investing capital for you and our investment partners in high-quality, simple-to-understand assets which earn a solid cash-on-cash return on equity, while emphasizing downside protection of the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis and, as a result, higher intrinsic value over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas.

J. Bruce Flatt
Chief Executive Officer
August 6, 2010

Note: This letter to shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  The words, “potential,” “intend,” “grow,” “plan,” “expect,” “believe,” “objective,” “continue,” “enable,” “expand,” and derivations thereof and other expressions, including conditional verbs such as “will,” “can,” “may,” “would” and “should” are predictions of or indicate future events, trends or prospects or identify forward-looking statements.  Forward-looking statements in this letter include statements with respect to: our ability to execute transactions at valuations that should result in strong long-term capital returns; our expectation of fewer sizeable global asset managers; our use of cash resources to execute share repurchases; our ability to continue and develop new relationships with sovereign, pension and institutional funds; our ability to continue to access capital from financial institutions; our expectation of rental increases and rising employment; our expectation to capitalize on attractive yields to property sellers; our ability to convert a recently purchased property in Dallas to an income producing property; our intention to utilize Fairfield as a platform to expand our residential management operations; the state of Canada, Brazil and the U.S.’s homebuilding markets; our belief that long-term average hydrology is an effective proxy for future long-term water levels, and our expectation of future precipitation levels and their impact on power generation; our expectations regarding hydro and wind projects; our expectations regarding cash flows from our infrastructure operations and organic investment opportunities; the expansion of our rail lines in Western Australia and UK port facility and approval of an enhanced tariff contract at our major Australian coal terminal; the earnings potential of our timber assets; the completion of a Brazilian office development; the reorganization of our global office business and our ability to earn outsized returns, as well as to transform BPO into a global security; our intentions and thesis regarding our residential business; our expectations and goals regarding General Growth Properties and our returns from such investment; the establishment of investment grade financing on properties in our U.S. Office Fund; the continued strength in the Brazilian economy and its impact on our Brazilian operations; the positive trend in raising private capital into our investment funds; and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions. Although Brookfield Asset Management believes that its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; rate of recovery of the current financial crisis; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing and refinancing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; tenant renewal rates; availability of new tenants to fill office property vacancies; tenant bankruptcies; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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